Prospectus Supplement No. 4 (To Prospectus dated May 12, 2022)	Filed pursuant to Rule 424(b)(3) Registration No. 333-259514

This prospectus supplement updates, amends and supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259514). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on November 22, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

On November 21, 2022, the closing price of our Class A Common Stock was $3.89 per share and the closing price of our public warrants was $0.46 per warrant.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 18, 2022
AgileThought, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39157	87-2302509
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 W. Las Colinas Blvd. Suite 1650E, Irving, Texas	(971) 501-1140	75039
(Address of Principal Executive Offices)	(Registrant's telephone number, including area code)	(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AGIL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AGILW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

On November 18, 2022, AgileThought, Inc. (the “Company”) entered into a letter agreement (the “Letter Agreement”) with entities affiliated with Credit Suisse, as the Tranche A lenders (the “CS Lenders”) under the Company’s Second Lien Facility. The Letter Agreement changes the conversion price at which the CS Lenders may convert their outstanding loans, interest and fees into the Company’s Class A Common Stock to the closing price of one share of our Class A Common Stock on the trading day immediately prior to the conversion date, subject to a floor price of $4.64 per share. The conversion price was previously set at $4.64 per share. The Letter Agreement does not change any of the other terms and conditions of the Second Lien Facility.

The foregoing description of the Letter Agreement does not constitute a complete summary of such agreement and is qualified by reference in its entirety to the full text of the Letter Agreement filed herewith.

Item 7.01 Regulation FD Disclosure.

The Company expects that the change in the conversion price effected by the Letter Agreement will result in a decrease in loss on debt extinguishment and an increase to the gain on the change in fair value for embedded derivative liabilities for the three months ended December 31, 2022. The loss on debt extinguishment was $11.7 million and $17.9 million for the three and nine months ended September 30, 2022, respectively and the gain on the change in fair value of embedded derivative liabilities was $2.9 million for the three and nine months ended September 30, 2022. The exact amount of these effects are subject to the completion of a valuation regarding the conversion feature of the outstanding obligations due to the CS Lenders.

Item 9.01. Financial Statements and Exhibits

(d) Exhibit(s).

Exhibit Number	Exhibit Description
10.1
Letter Agreement, dated November 18, 2022, between the Company and Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Division Fiduciaria, Como Fiduciario del Fideicomiso Irrevocable F/17937-8, a trust organized under the laws of Mexico and Banco Nacional de Mexico, S.A., Member of Grupo Financiero Banamex, Division Fiduciaria, in its capacity as trustee of the Trust No. F/17938-6, a trust organized under the laws of Mexico

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2022

AGILETHOUGHT, INC.

By:	/s/ Amit Singh
Amit Singh
Chief Financial Officer